August 14, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Hughes Bates and Katherine Hsu

Re:  BMW Financial Services NA, LLC
        BMW FS Securities LLC
        Registration Statement on Form S-3
        File No. 333-182371

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3/A be accelerated so that it will be declared effective at 1:00 p.m., Eastern Standard Time, on Friday, August 17, 2012, or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

BMW FS SECURITIES LLC, as Registrant

By:       /s/ Edward A. Robinson
Name:  Edward A. Robinson
Title:  President

By:  /s/ Joachim Hensel
Name:  Joachim Hensel
Title:  Vice President - Finance